Exhibit 99.5

2601 14TH AVENUE MARKHAM, ON L3R 0H9 SPECIAL FIRST MAJESTIC SILVER CORP. SUITE 1800-925 WEST GEORGIA STREET VANCOUVER, BC V6C 3L2 CANADA FIRST MAJESTIC SILVER CORP. TUESDAY, JANUARY 14, 2025 AT 11:00 A.M. PST Suite 2500—666 Burrard Street Vancouver, British Columbia V6C 2X8 JANUARY 10, 2025

1 1 FIRST MAJESTIC SILVER CORP. SPECIAL MEETING TUESDAY, JANUARY 14, 2025 AT 11:00 A.M. PST FOR HOLDERS AS OF NOVEMBER 25, 2024 JANUARY 10, 2025 32076V103 Thomas F. Fudge, Jr., Keith Neumeyer 1 To approve an ordinary resolution, the full text of which is set RECOMMENDATION: FOR out in “Appendix A- Resolution to be Approved at the First FOR AGA NST Majestic Special Meeting” to the Company’s Management 0 0 Information Circular dated December 6, 2024, approving the issuance of up to 190,000,000 common shares of the Company pursuant to and in accordance with the terms of the Merger Agreement (as defined in the Company’s Management Information Circular). TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. 0 * ISSUER CONFIRMATION COPY—INFO ONLY *